UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*


                   Fairfield Communities, Inc.
_________________________________________________________________
                        (Name of Issuer)


             Common Stock, $.01 par value per share
            _________________________________________
                 (Title of Class of Securities)


                            304231301
           ___________________________________________
                         (CUSIP Number)



    James F. Mosier, Corporate Secretary and General Counsel
              Physicians Insurance Company of Ohio
                    13515 Yarmouth Drive, NW
                    Pickerington, Ohio  43147
                         (614) 864-7100
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 29, 1994
_________________________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  _____


Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        Page 1 of 4 Pages




                          SCHEDULE 13D


CUSIP NO.  304231301                            Page 2 of 4 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Physicians Insurance Company of Ohio
          31-0889180

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                         (a) ____

                                                         (b) ____

3.   SEC USE ONLY:



4.   SOURCE OF FUNDS*:

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:        1,678,726 shares
8.  SHARED VOTING POWER:        None
9.  SOLE DISPOSITIVE POWER:   1,678,726 shares
10. SHARED DISPOSITIVE POWER:   None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

          1,678,726 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                               ____


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          16.6%

14.  TYPE OF REPORTING PERSON*:

          IC

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

          This Amendment No. 1 to the Schedule 13D (the "Schedule 13D") filed by the reporting person, Physicians Insurance Company of Ohio ("PICO") on March 24, 1994 with the Securities and Exchange Commission (the "SEC") relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Fairfield Communities, Inc. ("Issuer"). The address of the principal executive offices of the Issuer is 2800 Cantrell Road, Little Rock, Arkansas 72202.

Item 3.  Source and Amount of Funds or Other Consideration.

          As previously disclosed in Item 4 of Schedule 13D, PICO had the right to purchase 494,726 shares of Common Stock of the Issuer from Lehman Brothers Inc. depending on the satisfaction of several contingencies outlined in the letter agreement, dated March 16, 1994, between PICO and Lehman Brothers Inc., a copy of which was filed as Exhibit 1 to the Schedule 13D. Those contingencies were satisfied and on June 29, 1994, PICO purchased the 494,726 shares from Lehman Brothers Inc. for an aggregate purchase price of $2,226,267. PICO purchased such shares with generally available funds from working capital.

Item 4.  Purpose of Transaction.

          PICO acquired the shares of Common Stock of the Issuer reported herein as an investment. PICO believes that the Common
Stock of the Issuer has the potential for appreciation in price.
Please also see the discussion in Item 3 above.

Item 5.  Interest in Securities of the Issuer.

     (a)  Amount beneficially owned:  1,678,726 shares

          Percent of class: 16.6% (Based upon 10,123,743 shares of the Issuer outstanding as of October 31, 1994, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1994.)

     (b)  Number of shares as to which reporting person has:

          (i)   Sole power to vote or to direct the vote:
                1,678,726 shares

          (ii)  Shared power to vote or to direct the vote:
                None

          (iii) Sole power to dispose or to direct the disposition of: 1,678,726 shares

          (iv) Shared power to dispose or to direct the disposition of: None

     (c)  Transactions by reporting person:

          As noted in Item 3 above, on June 29, 1994, PICO acquired 494,726 shares of Common Stock of the Issuer from Lehman
Brothers Inc. This transaction was a private placement in which the purchase price was $4.50 per share.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The acquisition of the shares of Common Stock of the Issuer reported herein was made pursuant to the terms of the letter agreement, dated March 16, 1994, between PICO and Lehman Brothers Inc. which was filed as Exhibit 1 to the Schedule 13D.


Item 7.  Material to be Filed as Exhibits:

     Exhibit 1 -    Letter agreement, dated March 16, 1994,
                    between PICO and Lehman Brothers Inc.
                    (Previously filed as Exhibit 1 to the
                    Schedule 13D of PICO filed with the SEC on March 24, 1994 and incorporated herein by this reference).


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 8, 1995       PHYSICIANS INSURANCE COMPANY
                              OF OHIO


                                 /s/ James F. Mosier
                              By:_______________________________
                                 James F. Mosier
                                 General Counsel and Secretary